

March 13, 2012

Via E-mail
Robert W. Chance
Chief Executive Officer
National Automation Services, Inc.
2470 Saint Rose Parkway, Suite 311
Henderson, NV 89074

> **Re:** **National Automation Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2012**
> **File No. 0-53755**

Dear Mr. Chance:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Brian A. Lebrecht, Esq.